Intellon Corporation
5955 T.G. Lee Boulevard
Suite 600
Orlando, Florida 32822
Tel : (407) 428-2800
Fax: (407) 428-2850
Internet: www.intellon.com

May 21, 2009

Via Edgar and Email

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3628

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Perry Hindin
Special Counsel
Division of Corporation Finance

Re:	Intellon Corporation
Schedule TO-I
Filed April 30, 2009
File No. 5-83724

Dear Mr. Hindin:

Intellon Corporation (“Intellon” or the “Company”) is submitting this letter to the staff of the Securities and Exchange Commission (the “Staff” and the “Commission,” respectively) to supplement its previous letter dated May 18, 2009 that was submitted to the Staff in response to comments from the Staff received by letter dated May 7, 2009 (the “Comment Letter”), concerning and with respect to the Company’s Schedule TO-I referenced above and filed on April 30, 2009 (the “Schedule TO”), as subsequently amended by the Company on May 18, 2009. In response to comment 1 of the Comment Letter and pursuant to a telephone conversation with Perry Hindin on May 21, 2009, in which the Staff reissued its comment that the Company advise the Staff in reasonable detail whether the current limitation on option holders who are residents of China is due to compensatory reasons, the Company respectfully submits that the limitation is due to compensatory reasons, as explained in more detail below.

The numbered paragraph below corresponds to the numbered comment in the Comment Letter. The Staff’s comment is presented in bold italics. Capitalized terms used but not otherwise defined in this response letter have the meanings ascribed to such terms in the Offer to Exchange Outstanding Stock Options for New Stock Options or Restricted Stock Units, dated April 30, 2009, as amended (“Offer to Exchange”).

Schedule TO-I

Offer to Exchange

General

1.	We note the disclosure in the first paragraph of the first page of the Offer to Exchange that if an employee is a resident of China (PRC) and wishes to participate in the Option Exchange Program, such employee may only elect to receive New Options. We also note the language in the first paragraph of the page immediately preceding the table of contents. Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please advise us as to how the Company is complying with the all-holders provision in Rule 13e-4(f)(8), or revise the disclosure here consistent with that rule. If you are attempting to rely on the global exemptive order issued in connection with option exchange offers (March 21, 2001), please advise us in reasonable detail whether the current limitation on option holders who are residents of China and the potential exclusion of option holders described in the disclosure preceding the table of contents is due to compensatory reasons.

The Company hereby supplements its prior response to comment 1 submitted to the Staff by letter on May 18, 2009, and respectfully advises the Staff that it has limited the ability of employees who are residents of China to elect to exchange their Eligible Options for New RSUs for compensatory purposes. The Company believes, based on advice from certain of its external advisors that employees who are residents of China could be subject to China taxes on the date of grant of stock-settled restricted stock units (“RSUs”), but not on the date of grant of stock options. The potential tax liability to employees who are residents of China as a result of their election of New RSUs in exchange for Eligible Options instead of New Options would be inconsistent with the Company’s goals of providing better retention and performance incentives to its employees and would, therefore, not serve the compensatory goals of the tender offer in China. In addition, the Company respectfully refers the Staff to the following examples of relief from the requirements of Rule 13e-4(f)(8)(i) granted by the Commission, where the offer was conducted for compensatory purposes and the issuer relied on the Commission’s global exemptive order issued in connection with option exchange offers dated March 21, 2001 (the “Order”) to exclude employees employed in certain foreign jurisdictions from the exchange offers: (a) EMC Corporation and VMware, Inc., as described in a no-action letter issued on July 19, 2007 (granting relief for options and restricted stock held by employees employed in certain foreign jurisdictions), (b) Microsoft Corporation, as described in a no-action letter issued October 15, 2003 (granting relief for options held by employees employed in certain foreign jurisdictions), and (c) Amazon.com, Inc., as described in a no-action letter issued February 26, 2001 (granting relief for options held by employees employed in the Netherlands).

Moreover, limiting the option exchange program to an option for option exchange in China is also consistent with the Company’s existing compensation policies and practices in China. In February 2009, the Company granted equity awards to certain of its employees. As part of these grants, participating employees in China were granted stock options and not RSUs to avoid the potential negative tax consequences discussed above. For the foregoing reasons, the Company believes that the current limitation on employees holding Eligible Options who are residents of China serves the compensatory purposes of the option exchange program and believes that it may rely on the Order.

Furthermore, as requested, in connection with responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this response to the Comment Letter or additional questions or comments regarding the foregoing, please do not hesitate to contact me at (407) 428-2805 or Shulamite R. Shen of Fenwick & West LLP, our outside legal counsel, at (415) 875-2375.

Very truly yours,

INTELLON CORPORATION

/s/ Larissa M. Cochron
Larissa M. Cochron
Vice President and General Counsel

cc:	Scott P. Spector, Fenwick & West LLP
Shulamite R. Shen, Fenwick & West LLP